Tender Offer Statement on Schedule TO - July 16, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LOOKSMART, LTD.

(Name of Subject Company [Issuer])

PEEK Investments LLC	Platinum Partners Value Arbitrage Fund L.P.
[Offeror - Purchaser]	[Deemed Offeror - Prospective Investor]

Snowy August Fund I LP	Platinum Management (NY) LLC
[Deemed Offeror - Prospective Investor]	[Deemed Offeror - Sponsor]

Snowy August Management LLC	Mark Nordlicht
[Deemed Offeror - Manager and Sponsor]	[Deemed Offeror - Principal of Platinum Parties]

Michael Onghai	Uri Landesman
[Deemed Offeror - Principal of Snowy August Parties]	[Deemed Offeror - Principal of Platinum Parties]

(Names of Filing Persons)
[Status - Relationship to Purchaser]

Common Stock
(Title of Class of Securities)

543442503
(CUSIP Number of Class of Securities)

On behalf of each direct above-named Filing Person:		On behalf of each direct above-named Filing Person:

c/o Snowy August Management LLC	and	c/o Platinum Management (NY) LLC
122 West 26th Street, 5th Floor		152 West 57th Street, 4th Floor
New York, New York 10001		New York, New York 10019
(917) 397-7234		(212) 582-2222

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Fletcher Clark Johnston, Esq.

Securities Law Adviser Group

100 Crescent Court, Suite 700

Dallas, Texas 75201

(214) 808-3264

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$16,293,925	$1,867.28

*	Estimated solely for purposes of calculating the filing fee and determined based on information in the Issuer's filings with the Commission, assuming the purchase of 16,293,925 shares of common stock, $0.001 par value per share, of the Issuer for $1.00 per share, net to the seller in cash, without interest or any withholding tax deduction, including: (a)(i) 17,293,237 shares (reported in the Definitive Proxy Statement filed June 4, 2012 by the Issuer with the Commission to be) outstanding as of May 16, 2012 less (ii) 2,591,312 shares owned by the Filing Persons and their affiliates as of July 16, 2012; and (b) 1,592,000 shares (reported in the Form 10-Q filed May 4, 2012 by the Issuer with the Commission to be) issuable pursuant to options outstanding and exercisable (whether or not in-the-money) as of March 31, 2012.

**	Calculated pursuant to Rule 0-11, Section 14(g) of the Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012 issued September 29, 2011 by the Commission, as applicable, at a fee rate of $114.60 per million dollars of the aggregate amount of cash or value of securities or other property proposed to be offered, reduced in an amount equal to any fee previously paid in connection with or otherwise with respect to the proposed transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-l .
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Cover page

Tender Offer Statement on Schedule TO - July 16, 2012

Introduction

This Tender Offer Statement on Schedule TO is jointly filed by and on behalf of the following persons: (a) PEEK Investments LLC, a Delaware limited liability company ("Purchaser"); (b) Snowy August Fund I LP, a Delaware limited partnership; (c) Snowy August Management LLC, a Delaware limited liability company; (d) Michael Onghai, a United States citizen; (e) Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership; (f) Platinum Management (NY) LLC, a Delaware limited liability company; (g) Mark Nordlicht, a United States citizen; and (h) Uri Landesman, a United States citizen.

This Statement relates to the third-party tender offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share, of LOOKSMART, LTD., a Delaware corporation ("LookSmart" or the "Company"), for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2012, a copy of which is filed as Exhibit (a)(1)(i) hereto, and the Letter of Transmittal, a copy of the form of which is filed as Exhibit (a)(1)(ii) hereto (which, collectively, as amended or supplemented, constitute the "Offer").

Although the Offer is being made by Purchaser, this Statement is jointly filed by and on behalf the other filing persons together with Purchaser (and the other filing persons are named herein as bidders and offerors for all purposes of the Offer) pursuant to Rule 14d-1(g)(2) and Instruction K to Schedule TO because they may be subject to the filing requirements of Regulation 14D if the Offer is deemed to be made on their behalf or if they are otherwise deemed to be bidders or offerors due to their relationship to Purchaser or their role or involvement in the Offer, individually or as a group.

The information in the Offer to Purchase and related Letter of Transmittal (in each case, including each schedule and other attachment thereto) is hereby incorporated herein by reference in response to Item 1 through Item 9 (inclusive) and Item 11 herein and supplemented by the information provided (or specifically incorporated herein by reference) under each such item number and heading herein, as applicable.

Each bullet point caption herein cross-references information under a corresponding caption in the Offer to Purchase and such information is hereby specifically incorporated herein by reference under each item number and heading applicable to such bullet point caption.

Item 1. Summary Term Sheet.

•	"Summary Term Sheet"

Item 2. Subject Company Information.

(a)	Name and Address.

•	"The Tender Offer - Section 6. Information Concerning the Subject Company"

(b)	Securities.

•	"The Tender Offer - Section 7. Information Concerning the Subject Securities."

(c)	Trading Market and Price.

•	"The Tender Offer - Section 7. Information Concerning the Subject Securities."

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

•	"The Tender Offer - Section 8. Information Concerning the Filing Persons."

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Tender Offer Statement on Schedule TO - July 16, 2012

(b)	Business and Background of Entities.

•	"The Tender Offer - Section 8. Information Concerning the Filing Persons."

(c)	Business and Background of Natural Persons.

•	"The Tender Offer - Section 8. Information Concerning the Filing Persons."

Item 4. Terms of the Transaction.

(a)	Material Terms.

•	"The Tender Offer - Section 1. Terms of the Offer."
•	"The Tender Offer - Section 2. Procedures for Tendering Securities."
•	"The Tender Offer - Section 3. Acceptance for Payment and Payment of Securities."
•	"The Tender Offer - Section 4. Withdrawal Rights."
•	"The Tender Offer - Section 5. U.S. Federal Income Tax Consequences."
•	"The Tender Offer - Section 14. Conditions of the Offer."

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions.

•	"The Tender Offer - Section 8. Information Concerning the Filing Persons."
•	"The Tender Offer - Section 9. Source and Amount of Funds or Other Consideration."
•	"The Tender Offer - Section 10. Background of the Offer; Past Contacts, Transactions, and Negotiations."
•	"The Tender Offer - Section 11. Purposes of the Offer; Plans or Proposals Concerning the Company."

(b)	Significant Corporate Events.

•	"The Tender Offer - Section 8. Information Concerning the Filing Persons."
•	"The Tender Offer - Section 9. Source and Amount of Funds or Other Consideration."
•	"The Tender Offer - Section 10. Background of the Offer; Past Contacts, Transactions, and Negotiations."
•	"The Tender Offer - Section 11. Purposes of the Offer; Plans or Proposals Concerning the Company."

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

•	"The Tender Offer - Section 8. Information Concerning the Filing Persons."
•	"The Tender Offer - Section 9. Source and Amount of Funds or Other Consideration."
•	"The Tender Offer - Section 10. Background of the Offer; Past Contacts, Transactions, and Negotiations."
•	"The Tender Offer - Section 11. Purposes of the Offer; Plans or Proposals Concerning the Company."

(c)	Plans.

•	"The Tender Offer - Section 8. Information Concerning the Filing Persons."
•	"The Tender Offer - Section 9. Source and Amount of Funds or Other Consideration."
•	"The Tender Offer - Section 10. Background of the Offer; Past Contacts, Transactions, and Negotiations."
•	"The Tender Offer - Section 11. Purposes of the Offer; Plans or Proposals Concerning the Company."
•	"The Tender Offer - Section 12. Possible Effects of the Offer."
•	"The Tender Offer - Section 13. Dividends and Distributions."
•	"The Tender Offer - Section 14. Conditions of the Offer."

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Tender Offer Statement on Schedule TO - July 16, 2012

•	"The Tender Offer - Section 15. Regulatory Requirements and Legal Matters."

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

•	"The Tender Offer - Section 8. Information Concerning the Filing Persons."
•	"The Tender Offer - Section 9. Source and Amount of Funds or Other Consideration."

(b)	Conditions.

•	"The Tender Offer - Section 9. Source and Amount of Funds or Other Consideration."

(d)	Borrowed Funds. Not Applicable

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

•	"The Tender Offer - Section 8. Information Concerning the Filing Persons."

(b)	Securities Transactions.

•	"The Tender Offer - Section 8. Information Concerning the Filing Persons."

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

•	"The Tender Offer - Section 16. Fees and Expenses."

Item 10. Financial Statements.

(a)	Financial Information. Not Applicable

(b)	Pro Forma Information. Not Applicable

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements, and Legal Proceedings.

•	"The Tender Offer - Section 15. Regulatory Requirements and Legal Matters."

(b)	Other Material Information. Not Applicable

Item 12. Exhibits.

The information in the Exhibit Index hereto is hereby incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not Applicable

Remainder of Page Intentionally Left Blank. Signature Page(s) to Follow.

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Tender Offer Statement on Schedule TO - July 16, 2012

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEEK Investments LLC

Date: July 16, 2012	By:	/s/ Michael Onghai
	Name:	Michael Onghai
	Title:	President

Snowy August Fund I LP

Date: July 16, 2012	By:	/s/ Michael Onghai
	Name:	Michael Onghai
	Title:	President

Snowy August Management LLC

Date: July 16, 2012	By:	/s/ Michael Onghai
	Name:	Michael Onghai
	Title:	President

Michael Onghai

Date: July 16, 2012	By:	/s/ Michael Onghai
	Name:	Michael Onghai

Platinum Partners Value Arbitrage Fund L.P.

Date: July 16, 2012	By:	/s/ Oliver Jimenez
	Name:	Oliver Jimenez
	Title:	Chief Compliance Officer

Platinum Management (NY) LLC

Date: July 16, 2012	By:	/s/ Oliver Jimenez
	Name:	Oliver Jimenez
	Title:	Chief Compliance Officer

Mark Nordlicht

Date: July 16, 2012	By:	/s/ Mark Nordlicht
	Name:	Mark Nordlicht

Uri Landesman

Date: July 16, 2012	By:	/s/ Uri Landesman
	Name:	Uri Landesman

Remainder of Page Intentionally Left Blank. Exhibit Index to Follow.

Signature Page

Tender Offer Statement on Schedule TO - July 16, 2012

Exhibit Index

Reference	Description
(a)(1)(i)	Offer to Purchase dated July 16, 2012
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number)
(a)(1)(iii)	Form of Notice of Guaranteed Delivery
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies, and other Nominees
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies, and other Nominees
(a)(1)(vi)	Form of Summary Advertisement dated July 16, 2012
(a)(5)(i)	Press Release issued June 29, 2012 by PEEK Investments LLC (1)(2)
(b)	Not Applicable
(d)(i)	Sponsorship Agreement dated July 16, 2012 among PEEK Investments LLC and each other party thereto
(d)(ii)	Equity Commitment Letter dated July 16, 2012 of Platinum Partners Value Arbitrage Fund L.P.
(d)(iii)	Equity Commitment Letter dated July 16, 2012 of Snowy August Fund I LP
(g)	Not Applicable
(h)	Not Applicable

(1)	Incorporated herein by reference to:
(2)	Exhibit (a)(5)(i) to the Schedule TO filed June 29, 2012 by the Filing Persons with the SEC.

Remainder of Page Intentionally Left Blank.

Exhibit Index